Exhibit 99.1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Fang Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value HK$1.00 per share

(Title of Class of Securities)

30711Y300**

(CUSIP Number)

Tianquan Mo

Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

+86-10-5631 8661

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2026

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares of the Issuer, evidenced by American Depositary Receipts, each representing ten Class A Ordinary Shares. No CUSIP has been assigned to the Class A Ordinary Shares or Class B Ordinary Shares ofthe Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30711Y300

1.	Names of Reporting Persons. Tianquan Mo
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,994,746
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,994,746

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,994,746
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 52.0%
14.	Type of Reporting Person (See Instructions) IN

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,020,679 Class A Ordinary Shares and 24,336,650 Class B Ordinary Shares issued and outstanding as of December 31, 2025.
(2)	As of the date hereof, ACE Smart is the record holder of 15,911,318 Class A Ordinary Shares, representing 24.1% of issued and outstanding Class A Ordinary Shares.
(3)	As of the date hereof, Media Partner (i) is the record holder of certain employee stock options and restricted shares (exercisable within 60 days of the date hereof), which entitle Media Partner to acquire an additional 1,403,420 Class A Ordinary Shares, representing 2.1% of the issued and outstanding Class A Ordinary Shares; and (ii) is the record holder of 11,355,645 Class B Ordinary Shares, representing 46.7% of the issued and outstanding Class B Ordinary Shares Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights as noted above and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.
(4)	As of the date hereof, Next Decade (i) is the record holder of 1, 123,955 Class A Ordinary Shares, 14, 170 Class A Ordinary Shares evidenced by ADSs, and certain employee stock options and restricted shares (exercisable within 60 days of the date hereof) which entitle Next Decade to acquire an additional 1,403,419 Class A Ordinary Shares, representing 3.8% of issued and outstanding Class A Ordinary Shares; and (ii) is the record holder of 10,230,645 Class B Ordinary Shares, and certain employee stock options (exercisable within 60 days of the date hereof) which entitle Next Decade to acquire an additional 1,754,500 Class B Ordinary Shares, representing 49.2% of issued and outstanding Class B Ordinary Shares. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights as noted above and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.
(5)	As of the date hereof, Karistone is the record holder of 926,461 Class A Ordinary Shares, representing 1.4% of issued and outstanding Class A Ordinary Shares.
(6)	As of the date hereof, Ateefa is the record holder of 957,265 Class A Ordinary Shares, representing 1.4% of issued and outstanding Class A Ordinary Shares.
(7)	As of the date hereof, Deanhale is the record holder of 1,472,298 Class A Ordinary Shares, representing 2.2% of issued and outstanding Class A Ordinary Shares.
(8)	As of the date hereof, Open Land is the record holder of 441,650 Class A Ordinary Shares, representing 0.7% of issued and outstanding Class A Ordinary Shares.

CUSIP No. 30711Y300

1.	Names of Reporting Persons. ACE Smart Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,911,318
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,911,318

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,911,318
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.6%
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,020,679 Class A Ordinary Shares issued and outstanding as of December 31, 2025.
(2)	As of the date hereof, ACE Smart is the record holder of 15,911,318 Class A Ordinary Shares, representing 24.1% of issued and outstanding Class A Ordinary Shares.

CUSIP No. 30711Y300

1.	Names of Reporting Persons. Media Partner Technology Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,759,065
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,759,065

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,759,065
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.1%
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,020,679 Class A Ordinary Shares and 24,336,650 Class B Ordinary Shares issued and outstanding as of December 31, 2025.
(2)	As of the date hereof, Media Partner (i) is the record holder of certain employee stock options and restricted shares (exercisable within 60 days of the date hereof), which entitle Media Partner to acquire an additional 1,403,420 Class A Ordinary Shares, representing 2.1% of the issued and outstanding Class A Ordinary Shares; and (ii) is the record holder of 11,355,645 Class B Ordinary Shares, representing 46.7% of the issued and outstanding Class B Ordinary Shares Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights as noted above and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

CUSIP No. 30711Y300

1.	Names of Reporting Persons. Next Decade Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,526,689
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,526,689

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,526,689
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.1%
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,020,679 Class A Ordinary Shares and 24,336,650 Class B Ordinary Shares issued and outstanding as of December 31, 2025.
(2)	As of the date hereof, Next Decade (i) is the record holder of 1, 123,955 Class A Ordinary Shares, 14, 170 Class A Ordinary Shares evidenced by ADSs, and certain employee stock options and restricted shares (exercisable within 60 days of the date hereof) which entitle Next Decade to acquire an additional 1,403,419 Class A Ordinary Shares, representing 3.8% of issued and outstanding Class A Ordinary Shares; and (ii) is the record holder of 10,230,645 Class B Ordinary Shares, and certain employee stock options (exercisable within 60 days of the date hereof) which entitle Next Decade to acquire an additional 1,754,500 Class B Ordinary Shares, representing 49.2% of issued and outstanding Class B Ordinary Shares. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights as noted above and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

CUSIP No. 30711Y300

1.	Names of Reporting Persons. Karistone Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 926,461
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 926,461

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 926,461
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,020,679 Class A Ordinary Shares issued and outstanding as of December 31, 2025.
(2)	As of the date hereof, Karistone is the record holder of 926,461 Class A Ordinary Shares, representing 1.4% of issued and outstanding Class A Ordinary Shares.

CUSIP No. 30711Y300

1.	Names of Reporting Persons. Ateefa Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 957,265
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 957,265

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 957,265
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1%
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,020,679 Class A Ordinary Shares issued and outstanding as of December 31, 2025.
(2)	As of the date hereof, Ateefa is the record holder of 957,265 Class A Ordinary Shares, representing 1.4% of issued and outstanding Class A Ordinary Shares.

CUSIP No. 30711Y300

1.	Names of Reporting Persons. Deanhale Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,472,298
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,472,298

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,472,298
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,020,679 Class A Ordinary Shares issued and outstanding as of December 31, 2025.
(2)	As of the date hereof, Deanhale is the record holder of 1,472,298 Class A Ordinary Shares, representing 2.2% of issued and outstanding Class A Ordinary Shares.

CUSIP No. 30711Y300

1.	Names of Reporting Persons. Open Land Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 441,650
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 441,650

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 441,650
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,020,679 Class A Ordinary Shares issued and outstanding as of December 31, 2025.
(2)	As of the date hereof, Open Land is the record holder of 441,650 Class A Ordinary Shares, representing 0.7% of issued and outstanding Class A Ordinary Shares.

Item 1. Security and Issuer.

This Amendment No. 5 (this “Schedule”) is being filed to amend the Schedule 13D initially filed with the U.S. Securities and Exchange Commission on December 28, 2012, as subsequently amended by the Amendment No.1 on June 30, 2016, the Amendment No. 2 on July 20, 2021, the Amendment No. 3 on February 4, 2022, and the Amendment No. 4 on May 24, 2022 (collectively, the “Original 13D”). This Schedule is being filed by the Reporting Persons (as defined in Item 2 below) and relates to Class A ordinary shares, par value HK$1.00 per share (the “Class A Ordinary Shares”) and Class B ordinary shares, par value HK$1.00 per share (the “Class B Ordinary Shares”) of Fang Holdings Limited, an exempted company with limited liability registered under the laws of the Cayman Islands (the “Issuer”). The address of the principal executive offices of the Issuer is Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China. Except as amended and supplemented herein, the information set forth in the Original 13D remains unchanged.

The Issuer’s American depositary shares (the “ADSs”), evidenced by American Depositary Receipts, each representing ten Class A Ordinary Shares, are quoted on the OTC Markets under the symbol “SFUNY.” As used in this Schedule 13D/A, the term “Ordinary Shares” includes Class A Ordinary Shares and Class B Ordinary Shares.

Certain information contained in this Schedule relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Schedule that does not expressly pertain to a Reporting Person.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

This Schedule is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Act”). The members of the group are:

1) Tianquan Mo, a PRC citizen and the founder of the Issuer (“Mr. Mo”);

2) ACE Smart Investments Limited (the “ACE Smart”), a company incorporated under the Laws of Hong Kong, with its registered office at Room 1901, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong; as of the date hereof, ACE Smart is wholly owned by Mr. Mo;

3) Media Partner Technology Limited (“Media Partner”), a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding, and all of the shares of Media Partner are held in The MC Trust, for which Butterfield Fiduciary Services (Cayman) Limited serves as trustee. Mr. Mo’s wife is the sole director of Media Partner;

4) Next Decade Investments Limited (“Next Decade”), a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding, and all of the shares of Next Decade are held in KM & KM Trust, for which Credit Suisse Trust Limited serves as trustee. Mr. Mo’s wife is the sole director of Next Decade;

5) Karistone Limited (“Karistone”), a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding; as of the date hereof, Karistone is wholly owned by Mr. Mo;

6) Ateefa Limited (“Ateefa”), a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding; as of the date hereof, Ateefa is wholly owned by Mr. Mo;

7) Deanhale Limited (“Deanhale”), a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding; as of the date hereof, Deanhale is wholly owned by Mr. Mo;

8) Open Land Holdings Limited (“Open Land”), a company limited by shares incorporated under the Laws of Hong Kong, whose register office is at Room 1901, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong; as of the date hereof, Deanhale is wholly owned by Mr. Mo.

The name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of the Reporting Persons as of the date hereof is set forth on Schedule A.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

On December 31, 2025, ACE Smart entered into agreements with two accredited investors pursuant to which ACE Smart agreed to sell, and the investors agreed to purchase, an aggregate of 6,470,026 Class A Ordinary Shares of the Issuer for a total purchase price of USD $3,882,014, representing a purchase price of USD $0.6 per share Pursuant to the terms of the agreements, in the event that, within twelve (12) months following the execution of these agreements, ACE Smart transfers any shares of the Issuer to any person at a price lower than USD $0.6 per share, ACE Smart shall pay the transferees an amount equal to the product of (i) the number of shares transferred and (ii) the difference between USD $0.6 per share and the lower transfer price. The transfer of the shares as contemplated by the agreements was consummated on January 12, 2026.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and replaced with the following:

ACE Smart sold the shares reported herein for the purpose of raising funds and enhancing its liquidity, while continuing to maintain majority ownership of the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis but does not intend to sell shares in the coming twelve (12) months.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety as follows:

(a) As of the date hereof, ACE Smart is the record holder of 15,911,318 Class A Ordinary Shares, representing 24.1% of issued and outstanding Class A Ordinary Shares.

As of the date hereof, Media Partner (i) is the record holder of certain employee stock options and restricted shares (exercisable within 60 days of the date hereof), which entitle Media Partner to acquire an additional 1,403,420 Class A Ordinary Shares, representing 2.1% of the issued and outstanding Class A Ordinary Shares; and (ii) is the record holder of 11,355,645 Class B Ordinary Shares, representing 46.7% of the issued and outstanding Class B Ordinary Shares Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights as noted above and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

As of the date hereof, Next Decade (i) is the record holder of 1,123,955 Class A Ordinary Shares, 14,170 Class A Ordinary Shares evidenced by ADSs, and certain employee stock options and restricted shares (exercisable within 60 days of the date hereof) which entitle Next Decade to acquire an additional 1,403,419 Class A Ordinary Shares, representing 3.8% of issued and outstanding Class A Ordinary Shares; and (ii) is the record holder of 10,230,645 Class B Ordinary Shares, and certain employee stock options (exercisable within 60 days of the date hereof) which entitle Next Decade to acquire an additional 1,754,500 Class B Ordinary Shares, representing 49.2% of issued and outstanding Class B Ordinary Shares. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights as noted above and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

As of the date hereof, Karistone is the record holder of 926,461 Class A Ordinary Shares, representing 1.4% of issued and outstanding Class A Ordinary Shares.

As of the date hereof, Ateefa is the record holder of 957,265 Class A Ordinary Shares, representing 1.4% of issued and outstanding Class A Ordinary Shares.

As of the date hereof, Deanhale is the record holder of 1,472,298 Class A Ordinary Shares, representing 2.2% of issued and outstanding Class A Ordinary Shares.

As of the date hereof, Open Land is the record holder of 441,650 Class A Ordinary Shares, representing 0.7% of issued and outstanding Class A Ordinary Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 is hereby amended and replaced with the following:

The information set forth in or incorporated by reference in Item 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement dated January 13, 2026 by the Reporting Persons

Exhibit 99.2	Share Transfer Agreement

Exhibit 99.3	Share Transfer Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2026

TIANQUAN MO

By:	/s/ Tianquan Mo
Name:Tianquan Mo

ACE SMART INVESTMENTS LIMITED

By:	/s/ Tianquan Mo
Name:Tianquan Mo
Title: Director

MEDIA PARTNER TECHNOLOGY LIMITED

By:	/s/ Jing Cao
Name:Jing Cao
Title: Director

NEXT DECADE INVESTMENTS LIMITED

By:	/s/ Jing Cao
Name:Jing Cao
Title: Director

KARISTONE LIMITED

By:	/s/ Tianquan Mo
Name:Tianquan Mo
Title: Director

ATEEFA LIMITED

By:	/s/ Tianquan Mo
Name:Tianquan Mo
Title: Director

DEANHALE LIMITED

By:	/s/ Tianquan Mo
Name:Tianquan Mo
Title: Director

OPEN LAND HOLDINGS LIMITED

By:	/s/ Tianquan Mo
Name:Tianquan Mo
Title: Director

Schedule A

Name	Present Principal Occupation or Employment and Business Address

Tianquan Mo (PRC citizen)	Director of ACE Smart Investments Limited, Director of Ateefa Limited, Director of Deanhale Limited, Director of Karistone Limited and Director of Open Land Holdings Limited, Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, PRC

Jing Cao (U.S. citizen)	Director of Media Partner, Director of Next Decade, and Director of Open Land Holdings Limited, c/o P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A ordinary shares, par value HK$1.00 per share, of Fang Holdings Limited, a company organized under the laws of the Cayman Islands.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning the other parties making the filing unless such party knows or has reason to believe that such information is inaccurate. It is understood and agreed that a copy of this agreement shall be attached as an exhibit to the statement on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of January 13, 2026.

TIANQUAN MO

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo

ACE SMART INVESTMENTS LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

MEDIA PARTNER TECHNOLOGY LIMITED

By:	/s/ Jing Cao
	Name:	Jing Cao
	Title:	Director

NEXT DECADE INVESTMENTS LIMITED

By:	/s/ Jing Cao
	Name:	Jing Cao
	Title:	Director

KARISTONE LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

ATEEFA LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

DEANHALE LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

OPEN LAND HOLDINGS LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

SHARE TRANSFER AGREEMENT

This Share Transfer Agreement (this “Agreement”), dated as of December 31, 2025 is entered into by and among ACE SMART INVESTMENTS LIMITED (the “Transferor”), a company incorporated in Hong Kong whose registered office is at Flat/Rm 1901 19/F, Lee Garden One, 33 Hysan Avenue Causeway Bay, HK and            REDACTED              (the “Transferee”), a company incorporated in      REDACTED         REDACTED      (together with the Transferor, the “Parties” and each a “Party”).

RECITALS

WHEREAS, the Transferor intends to sell to the Transferee, and the Transferee intends to purchase from the Transferor 3,235,013 class A ordinary shares (the “Shares”) of Fang Holdings Limited (the “Company”) on such terms and conditions set forth in this Agreement.

NOW, THEREFORE, IT IS HEREBY AGREED as follows:

1. SALE AND PURCHASE OF SHARES

1.1	The Transferor hereby sells to the Transferee, and the Transferee purchases from the Transferor, the Shares in consideration of the Transfer Price set out in clause 2.

1.2	For the avoidance of doubt, the Shares shall be sold and purchased with all rights and obligations attached according to the currently effective constitutional documents of the Company.

1.3	The Transferor shall deliver the Shares to the Transferee within fifteen (15) days following the execution of this Agreement.

2. TRANSFER PRICE

It is agreed that the Shares shall be purchased and sold at a price of USD 0.6 per share, amounting to an aggregate purchase price for such Shares of USD 1,941,007 (the “Transfer Price”).

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3. TRANSFER PRICE PAYMENT

It is agreed that the Transferee shall pay the Transferor the aggregate price of USD 1,941,007 within fifteen (15) days following the execution of this Agreement.

The costs and expenses of registering the sale and purchase of the Shares (if any) shall be borne by the Transferor and transferee respectively.

4. MAKE-WHOLE ADJUSTMENT

If, within twelve (12) months following the execution of this Agreement, the Transferor transfers any share of the Company to any person (regardless, for the avoidance of doubt, of the number of shares Transferred) at a price lower than US$0.6 per Share, then the Transferor shall pay the Transferee an amount equal to the product of the number of the Shares transferred hereunder multiplied by the difference between US$0.6 per share and such lower transfer price.

5. WARRANTIES AND INDEMNITIES

It is agreed that:

5.1	All title over the Shares shall be transferred from the Transferor to the Transferee in consideration of the Transfer Price set out in clause 2.

5.2	The Transferor warrants that it is the legal and beneficial owner of the Shares and is entitled to all rights attached to the Shares according to the currently effective constitutional documents of the Company.

5.3	The Transferor warrants that the Shares are free from and clear of all liens or any other third-party rights.

5.4	Each Party hereby represents that it has all necessary powers and approvals to enter into this Agreement and is participating in the transactions contemplated hereunder in compliance with applicable laws in all material respects.

5.5	Each Party hereby declares that it is not aware of any matter within their control which might have any material adverse effect upon the performance of their obligations under this Agreement.

5.6	The rights, benefits, liabilities and responsibilities contained within the terms of this Agreement can be assigned by any Party with the prior written agreement of the other Party.

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5.7	Any delay or failure to enforce the terms of this Agreement and any delay to act on a breach of its term by any Party does not constitute a waiver of those rights.

5.8	Each Party hereby warrants that it will not do any action which might harm, hinder or negatively affect the duties of the other Party set out within this Agreement.

5.9	The Parties hereby irrevocably warrant that they accept the exclusive jurisdiction laws and courts of that jurisdiction set out in clause 9 below.

5.10	The heading titles contained within in this Agreement are included as a drafting reference only and for ease of reference, and are not to be considered as part of this Agreement.

5.11	In the event that any clause ( or any part ofany clause) shall be deemed to be illegal or invalid by a competent court or other legal authority then this shall have the effect of invalidity and striking out only that clause ( or any part of any clause) only and shall not invalidate this Agreement in its entirety.

5.12	Each Party hereby irrevocably indemnifies and agrees to keep indemnified and hold harmless the other Party against any and all losses howsoever caused arising from a breach of its warranties, covenants or other terms of this Agreement.

6. TERMINATION

6.1	This Agreement may be terminated by the relevant Party as follows:

(i)	if the Transfer of Shares has not been effective within 30 business days after the execution of this Agreement (the “Longstop Date”), any Party shall have the right to terminate this Agreement with respect to its own rights and obligations;

(ii)	by any Party, by written notice to the other Party if there has been a material misrepresentation or material breach of a covenant or other terms of this Agreement on the part of the other Party; and

(iii)	at any time on or prior to the Transfer, the Parties may, by mutual written consent, terminate this Agreement.

Notwithstanding the foregoing, the right to terminate this Agreement pursuant to this Section 6.1 shall not be available to any Party whose failure to perform any of its obligations under this Agreement shall have resulted in the failure of the Transfer to be consummated on or before the Longstop Date.

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6.2	If this Agreement is terminated pursuant to Section 6.1, all obligations of the Parties hereunder shall terminate and cease to be of further force or effect, provided that Sections 5.7, 5.9 to 5.12, 8 and 9 shall survive the termination of this Agreement and remain in full force and effect. Upon termination of this Agreement, no Party shall have any claim against other Parties to this Agreement, provided, however, that the termination of this Agreement for any reason shall not release any Party from any liability that has already accrued as of the effective date of such termination, and shall not constitute a waiver of, or otherwise adversely affect, any rights, remedies or claims which a Party may have hereunder or which may arise out of such termination.

7. AMENDMENT

This Agreement may be amended in writing by both Parties.

8. NOTICES

Notices served pursuant to any term of this Agreement must be served in writing and will be served only if it handed from one Party to another in person or if delivered to the address for service of the Party in question. Notices may only be served and delivered in English.

The addresses of each Party are set forth as below:

If to the Transferor:

Address: Beijing Fang Xiang Building A, No.20 Guo Gong Zhuang Middle Street, Fengtai

District, Beijing, China

Attn: Tianquan Mo

Tel: +86-10-56318889

If to the Transferee:

Address:      REDACTED

Attn:      REDACTED

Tel:      REDACTED

Any party may change or supplement the addresses given above by giving the other Party written notice of the new address in the manner set forth above.

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9. GOVERNING LAW, DISPUTES AND ARBITRATION

It is agreed that:

9.1	This agreement (including its subject matter and/or formation) shall be governed by and construed in all respects in accordance with the laws of Hong Kong.

9.2	In the event the Parties are unable to settle a dispute between them regarding this Agreement (including any question regarding the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to this Agreement) through negotiation, such dispute shall be referred to and finally settled by arbitration at the Hong Kong International Arbitration Centre (the “HKIAC”) for arbitration in Hong Kong. The arbitration shall be conducted in accordance with the HKIAC Administered Arbitration Rules in force at the time of the initiation of the arbitration, which rules are deemed to be incorporated by reference into this Section 9.2.

[The remainder of this page has been left intentionally blank]

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IN WITNESS WHEREOF,

each of the Parties has executed this Share Transfer Agreement:

For and on behalf of ACE SMART INVESTMENTS LIMITED

/s/ Tianquan Mo
By: Tianquan Mo, Director

For and on behalf of REDACTED
REDACTED
By:	REDACTED , Director

Signature Page to Share Transfer Agreement

SHARE TRANSFER AGREEMENT

This Share Transfer Agreement (this “Agreement”), dated as of December 31, 2025 is entered into by and among ACE SMART INVESTMENTS LIMITED (the “Transferor”), a company incorporated in Hong Kong whose registered office is at Flat/Rm 1901 19/F, Lee Garden One, 33 Hysan Avenue Causeway Bay, HK and          REDACTED          (the “Transferee”), a company incorporated in      REDACTED          REDACTED     (together with the Transferor, the “Parties” and each a “Party”).

RECITALS

WHEREAS, the Transferor intends to sell to the Transferee, and the Transferee intends to purchase from the Transferor 3,235,013 class A ordinary shares (the “Shares”) of Fang Holdings Limited (the “Company”) on such terms and conditions set forth in this Agreement.

NOW, THEREFORE, IT IS HEREBY AGREED as follows:

1. SALE AND PURCHASE OF SHARES

1.1	The Transferor hereby sells to the Transferee, and the Transferee purchases from the Transferor, the Shares in consideration of the Transfer Price set out in clause 2.

1.2	For the avoidance of doubt, the Shares shall be sold and purchased with all rights and obligations attached according to the currently effective constitutional documents of the Company.

1.3	The Transferor shall deliver the Shares to the Transferee within fifteen (15) days following the execution of this Agreement.

2. TRANSFER PRICE

It is agreed that the Shares shall be purchased and sold at a price of USD 0.6 per share, amounting to an aggregate purchase price for such Shares of USD 1,941,007 (the “Transfer Price”)

3. TRANSFER PRICE PAYMENT

It is agreed that the Transferee shall pay the Transferor the aggregate price of USD 1,941,007 within fifteen (15) days of following the execution of this Agreement.

The costs and expenses of registering the sale and purchase of the Shares (if any) shall be borne by the Transferor and transferee respectively.

4. MAKE-WHOLE ADJUSTMENT

If, within twelve (12) months following the execution of this Agreement, the Transferor transfers any share of the Company to any person (regardless, for the avoidance of doubt, of the number of shares Transferred) at a price lower than US$0.6 per Share, then the Transferor shall pay the Transferee an amount equal to the product of the number of the Shares transferred hereunder multiplied by the difference between US$0.6 per share and such lower transfer price.

5. WARRANTIES AND INDEMNITIES

It is agreed that:

5.1	All title over the Shares shall be transferred from the Transferor to the Transferee in consideration of the Transfer Price set out in clause 2.

5.2	The Transferor warrants that it is the legal and beneficial owner of the Shares and is entitled to all rights attached to the Shares according to the currently effective constitutional documents of the Company.

5.3	The Transferor warrants that the Shares are free from and clear of all liens or any other third-party rights.

5.4	Each Party hereby represents that it has all necessary powers and approvals to enter into this Agreement and is participating in the transactions contemplated hereunder in compliance with applicable laws in all material respects.

5.5	Each Party hereby declares that it is not aware of any matter within their control which might have any material adverse effect upon the performance of their obligations under this Agreement.

5.6	The rights, benefits, liabilities and responsibilities contained within the terms of this Agreement can be assigned by any Party with the prior written agreement of the other Party.

5.7	Any delay or failure to enforce the terms of this Agreement and any delay to act on a breach of its term by any Party does not constitute a waiver of those rights.

5.8	Each Party hereby warrants that it will not do any action which might harm, hinder or negatively affect the duties of the other Party set out within this Agreement.

5.9	The Parties hereby irrevocably warrant that they accept the exclusive jurisdiction laws and courts of that jurisdiction set out in clause 9 below.

5.10	The heading titles contained within in this Agreement are included as a drafting reference only and for ease of reference, and are not to be considered as part of this Agreement.

5.11	In the event that any clause ( or any part ofany clause) shall be deemed to be illegal or invalid by a competent court or other legal authority then this shall have the effect of invalidity and striking out only that clause ( or any part of any clause) only and shall not invalidate this Agreement in its entirety.

5.12	Each Party hereby irrevocably indemnifies and agrees to keep indemnified and hold harmless the other Party against any and all losses howsoever caused arising from a breach of its warranties, covenants or other terms of this Agreement.

6. TERMINATION

6.1	This Agreement may be terminated by the relevant Party as follows:

(i)	if the Transfer of Shares has not been effective within 30 business days after the execution of this Agreement (the “Longstop Date”), any Party shall have the right to terminate this Agreement with respect to its own rights and obligations;

(ii)	by any Party, by written notice to the other Party if there has been a material misrepresentation or material breach of a covenant or other terms of this Agreement on the part of the other Party; and

(iii)	at any time on or prior to the Transfer, the Parties may, by mutual written consent, terminate this Agreement.

Notwithstanding the foregoing, the right to terminate this Agreement pursuant to this Section 6.1 shall not be available to any Party whose failure to perform any of its obligations under this Agreement shall have resulted in the failure of the Transfer to be consummated on or before the Longstop Date.

6.2	If this Agreement is terminated pursuant to Section 6.1, all obligations of the Parties hereunder shall terminate and cease to be of further force or effect, provided that Sections 5.7, 5.9 to 5.12, 8 and 9 shall survive the termination of this Agreement and remain in full force and effect. Upon termination of this Agreement, no Party shall have any claim against other Parties to this Agreement, provided, however, that the termination of this Agreement for any reason shall not release any Party from any liability that has already accrued as of the effective date of such termination, and shall not constitute a waiver of, or otherwise adversely affect, any rights, remedies or claims which a Party may have hereunder or which may arise out of such termination.

7. AMENDMENT

This Agreement may be amended in writing by both Parties.

8. NOTICES

Notices served pursuant to any term of this Agreement must be served in writing and will be served only if it handed from one Party to another in person or if delivered to the address for service of the Party in question. Notices may only be served and delivered in English.

The addresses of each Party are set forth as below:

If to the Transferor:

Address: Beijing Fang Xiang Building A, No.20 Guo Gong Zhuang Middle Street, Fengtai

District, Beijing, China

Attn: Tianquan Mo

Tel: +86-10-56318889

If to the Transferee:

Address:      REDACTED

Attn:      REDACTED

Tel:      REDACTED

Any party may change or supplement the addresses given above by giving the other Party written notice of the new address in the manner set forth above.

9. GOVERNING LAW, DISPUTES AND ARBITRATION

It is agreed that:

9.1	This agreement (including its subject matter and/or formation) shall be governed by and construed in all respects in accordance with the laws of Hong Kong.

9.2	In the event the Parties are unable to settle a dispute between them regarding this Agreement (including any question regarding the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to this Agreement) through negotiation, such dispute shall be referred to and finally settled by arbitration at the Hong Kong International Arbitration Centre (the “HKIAC”) for arbitration in Hong Kong. The arbitration shall be conducted in accordance with the HKIAC Administered Arbitration Rules in force at the time of the initiation of the arbitration, which rules are deemed to be incorporated by reference into this Section 9.2.

[The remainder of this page has been left intentionally blank]

IN WITNESS WHEREOF,

each of the Parties has executed this Share Transfer Agreement:

For and on behalf of ACE SMART INVESTMENTS LIMITED

/s/ Tianquan Mo
By: Tianquan Mo, Director

For and on behalf of REDACTED
REDACTED
By:	REDACTED , Director

Signature Page to Share Transfer Agreement